

12013515

UNITED STATES
...ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Financial Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street   17th Floor
                              (No. and Street)

New York   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raj Agarwal   (212)509-8086
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Chan C.P.A.
(Name – if individual, state last, first, middle name)

4205 8th Avenue   Brooklyn   NY   11232
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Raj Agarwal _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ U.S. Financial Investments, Inc. _____, as of _____ December 31, _____, 20 11 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Sworn to before me this

27 day of February 2012

_____
Notary Public

_____
Chief Executive Officer
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

U.S. Financial Investments, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Earnings.
[x] Statement of Cash Flows.
[x] Statement of Changes in shareholder's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x] Notes to Financial Statements.
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report (not required).
[x] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).*

US Financial Investments, Inc.

(S.E.C. I.D. No. 8-65347)

Firm ID 120804

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

WILLIAM J. CHAN

Certified Public Accountant   Accounting – Auditing – Bookkeeping –Taxation

.4205 8ᵗʰ Avenue Brooklyn, NY 11232   Tel: (718) 437 - 1816   Fax: (718) 437 - 3887

Independent Auditor's Report

To the Shareholders of
U.S. Financial Investments, Inc

We have audited the accompanying statement of financial condition of U.S. Financial Investments, Inc. (a Corporation) as of December 31, 2011, and the related statement of income, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of U.S. Investments, Inc. as of December 31, 2011, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statements of the computation of minimum capital requirements pursuant to Broker/Dealer regulations. in our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.

William Chan CPA
Brooklyn, NY
February 25, 2011

US Financial Investments, Inc.

Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash	$ 443,246.46
Commissions Receivable	115,953.08
Deposit at Clearing Firm	50,000.00
Computer and Equipment	
(Less accumulated depreciation of 12,778)	6,977.66
Other Assets	2,307.72
Total Assets	618,484.92

LIABILITIES & SHAREHOLDER'S EQUITY

Accounts Payables & Accrued Expenses	78,000.00
Accrued Expenses-Trinity Future	10,892.15
Accrued Payroll Taxes	2,232.44
Commissions Payable	58,708.58
Other accrued expenses/liabilities	12,076.00
Reserve for errors and charges	32,707.62
Wages Payable	4,839.21
Total Liabilities	199,456.00
Shareholder's Equity	
Retained Earnings	194,528.92
Stockholder's Equity	224,500.00
Total Equity	419,028.92
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 618,484.92

US Financial Investments, Inc.

Statement of Operation

Year ended December 31,2011

Income	
Commissions Earned	$ 2,476,214.53
Interest and Other Income	3,878.69
Consulting Income	20,400.00
Referral Fees	24,057.08
Reimb. Biz. Exp.	35,273.10
Total Income	2,559,823.40
Expense	
Clearing Costs	95,226.74
Bank Service Charges	60.49
Commissions and Fees Paid	375,901.15
Communications	6,388.33
Consulting Expense	72,289.00
Depreciation Expense	2,946.78
Error Expense	905.08
Benefits-IRA Matching	23,280.00
Bonus	78,000.00
Exchange Fees	6,156.69
Health Insurance	82,692.39
Liability, workers' comp and Disability Insurance	5,334.09
IT Expense	32,221.85
Office Expense and Supplies	8,883.63
Payroll Expenses	1,211,371.08
Payroll Tax Expenses	61,581.58
Postage and Delivery	4,298.70
Professional Fees	35,769.11
Quotes Service	120,502.93
Referral fees paid	5,264.07
Registration Expense	18,983.42
Regulatory Expenses	8,363.16

Rent	108,610.54
Settlement Expense	14,999.99
Tax	(2,628.72)
Telephone	4,737.43
Travel and Entertainment	5,290.92
	2,387,430.43
Net Income	$ 172,392.97

US Financial Investments, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities

Net income	$ 172,392.97
Depreciation	2,946.78
Changes in assets: (Increase)/decrease in	
Commission receivable	(93,167.41)
Other receivable	35,744.44
Other assets	5,769.73
Changes in liabilities: Increase/(decrease) in	
Commission payable	25,658.73
Accounts payable and accrued expense	78,991.18
Deposit payable	12,707.62
Other accrued expenses/Liab	(8,174.00)
Net cash used in operating activities	232,870.04

Cash flows from investing activities

Capital expenditure	(4,468.83)

Cash flows from financing activities

Dividends Distributions	(10,500.00)
Increase in owners capital	10,500.00
Net cash used in financing activities	-

Net Increase in cash	228,401.21
Cash at the beginning of the year	214,845.25
Cash at the end of the year	$ 443,246.46

Supplementary disclosure of cashflows information:

Income taxes	$ (2,628.72)

U.S. Financial Investments, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2011

	Common stock	Retained earnings	Total
Balance at December 31, 2010	$214,000.00	$ 32,635.95	$ 246,635.95
Current Net income/(Loss)		172,392.97	172,392.97
Dividend Distribution		(10,500.00)	(10,500.00)
Capital Contribution	10,500.00		10,500.00
Balance at December 31, 2011	$224,500.00	$ 194,528.92	$ 419,028.92

U.S. Financial Investments, Inc.

Computation of Net Capital Required By Rule 15C3-1 of

The Securities And Exchange Commission

Year ended December 31, 2011

Net Capital

Total Shareholder's equity		$ 419,028.92
Less non-allowable assets		
CD use for collateral		34,270.53
Fixed assets net of depreciation	6,977.66	
CRD Deposit	876.85	
Employee Advance	1,100.00	
Petty Cash	150.00	
Postage Meter Deposit	180.87	9,285.38
Net Capital		375,473.01
Net capital requirement ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		13,295.74
Excess net capital		$ 362,177.27
Excess net capital at 1,000%		
(net capital less 10% of aggregate indebtedness)		342,231.67

Aggregate Indebtedness

Total aggregate indebtedness		$ 199,456.00
Ratio of aggregate Indebtedness to net capital		53.12%

There were no material differences between the computation of net capital under rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2011 Form X-17A-5 Part IIA filing.

U.S. FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE A - ORGANIZATION AND NATURE OF BUSINESS:

U.S. Financial Investments, Inc. (the "Company") is a New Jersey Corporation, located in New York, NY involved in trading of securities and options on behalf of its clientele on all principal trading exchanges. The Company *was* formed in April 2002, and commenced broker/dealer operations in May 2003. The Company is registered with the FINRA as a Broker/Dealer. A broker/dealer is an organization which solicits or accepts orders to buy or sell securities or options on securities. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements,

Income taxes

The company is an "S" corporation and not subject to corporate tax. Income tax liability flows through to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

WILLIAM J. CHAN
Certified Public Accountant   **Accounting – Auditing – Bookkeeping –Taxation**
4205 8th Avenue Brooklyn, NY 11232   Tel: (718) 437 - 1816   Fax: (718) 437 - 3887

To the Shareholders of
U.S. Financial Investments, Inc.

In planning and performing our audit of the financial statements of U.S. Financial Investment Inc. (the "Company") for the period January 1, 2011 through December 31, 2011, we consider its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule 15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we

have noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practice procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.

William Chan C.P.A.
Brooklyn, NY
February 25, 2011